                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ____________________

                                SCHEDULE 14F-1

                   Under the Securities Exchange Act of 1934

                          BLUESTAR ENTERPRISES, INC.
       (Exact name of registrant as specified in its corporate charter)

                                   000-32579
                           (Commission File Number)

                                   Delaware
                           (State of Incorporation)

                                  23-3075814
                     (I.R.S. Employer Identification No.)

            2000 Hamilton Street, #520, Philadelphia, PA 19130-3883
                   (Address of principal executive offices)

                                (215) 893-3662
             (Registrant's telephone number, including area code)

                          BLUESTAR ENTERPRISES, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about September 19, 2002 to the  holders  of shares of common stock, par value $0.0001 (the "Common Stock")
of Bluestar Enterprises,  Inc., a Delaware corporation (the "Company"). You are receiving this Information  Statement  in  connection with the appointment of a new member to the Company's Board of Directors (the "Board").

On September 19, 2002, Dotcom Internet Ventures  Ltd., the majority shareholder
of  the  Company  entered  into  a  Capital  Stock  Purchase   Agreement   (the
"Agreement")  with  Alfred  Oglesby,  which  results  in a restructuring of the
Company's management, Board, and ownership.

Pursuant to the terms of the Agreement, on September 30,  2002  Dotcom Internet
Ventures Ltd. will sell 4,850,000 shares of the Company, representing  at  that time  97%  of  the  issued  and  outstanding  Common  Stock, to Mr. Oglesby. As consideration for the purchase of the shares, Mr. Oglesby  will  pay the sum of
$30,000 cash.

On  September  30,  2002,  in  accordance with the Agreement, William Tay  will resign as the sole director and  officer and appoint Alfred Oglesby as the sole director of the Company. Mr. Oglesby  will  not take office until 10 days after this Information Statement is mailed or delivered  to  all Company stockholders in compliance with Section 14(f) of the Securities Exchange  Act  of  1934 (the
"Exchange Act") and Rule 14f-1 thereunder.

   YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT,
                     HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

On  September  19, 2002 there were 5,000,000 shares of Common Stock issued  and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table  sets  forth, as of September 19, 2002, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director  of  the  Company;  (ii)  each person who owns beneficially  more  than  5% of each class of the Company's outstanding  equity securities; and (iii) all directors and executive officers as a group.

                                                    Amount and
                                                     Nature of
                 Name and Address of                Beneficial      Percent of
Title of Class   Beneficial Owner (1)                Ownership      Class (2)
--------------   -----------------------------      ----------      ----------
Common Stock     Alfred L. Oglesby                   4,850,000         97%
                 111 Pendleton Place Circle
                 Sugar Land, TX 77479

Common Stock     All Officers and Directors
                 as a Group (1 person)               4,850,000         97%

 -------------
   (1) Beneficial ownership  has  been determined in accordance with Rule 13d-3 under  the  Exchange  Act  and unless  otherwise  indicated,  represents securities for which the beneficial  owner  has  sole  voting investment power  or has the power to acquire such beneficial ownership  within  60 days. Accordingly, the numbers assume a closing has occurred.
   (2) Based upon 5,000,000 shares issued and outstanding.

Changes in Control

On September 30, 2002, Alfred Oglesby will acquire 4,850,000 shares from Dotcom
Internet Ventures  Ltd.  in  a private transaction. Mr. Oglesby will become the
"control person" of the Registrant  as  that  term is defined in the Securities
Act  of  1933, as amended. Simultaneously with this  transaction,  William  Tay resigned as  an  officer and director and appointed Alfred Oglesby to the Board and which appointment  is  effective  10 days after mailing of this Information
Statement.  Alfred  Oglesby  also was appointed  as  President,  Secretary  and
Treasurer of the Company.

Prior  to  the  sale,  the  Company   had  5,000,000  shares  of  Common  Stock
outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

The  Company  is  not aware of any legal proceedings  in  which  any  director, officer, or any owner  of  record or beneficial owner of more than five percent of any class of voting securities  of the Company, or any affiliate of any such director, officer, affiliate of the  Company,  or  security  holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers

The following table sets forth the names and ages of the incoming  director and executive officer of the Company, the principal offices and positions  with the
Company  held  by  each person. Such person will become a director or executive officer of the Company  effective 10 days after the mailing of this Information
Statement.  The executive  officers  of the Company are elected annually by the
Board.  The directors serve one year terms  until their successors are elected.
The  executive  officers  serve  terms  of  one  year  or  until  their  death, resignation  or  removal by the Board. Unless described  below,  there  are  no family relationships among any of the directors and officers.

  Name                 Age    Position
  -----------------    ---    --------------------------------------------
  Alfred L. Oglesby    35     President, Secretary, Treasurer and Director

Mr. Alfred L. Oglesby  has served as president and chief executive of Oglesby &
Londergan Financial Services  from  1998  to  September  2002.  Mr. Oglesby has recently resigned from the firm in order to pursue the development  of Bluestar
Enterprises, Inc.  Prior to founding Oglesby & Londergan, Mr. Oglesby served as a  registered  financial advisor at Waddell & Reed Financial.  Mr. Oglesby  has also served as an  account  executive  at Malachi Financial. He has substantial
experience  in  the  financial management arena.   Throughout  his  career  Mr.
Oglesby  has been responsible  for  making  financial  planning  and  strategic management  decisions  for  his clients.  Prior to entering the financial arena
Mr. Oglesby played professional football, serving as a defensive tackle for the
Miami Dolphins, Green Bay Packers, and the New York Jets.

Certain Relationships and Related Transactions

Not applicable

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities  Exchange  Act  of  1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered  class  of  the Company's equity securities to  file  with  the  SEC initial reports of ownership  and  reports  of  changes  in ownership of Common
Stock  and  other  equity  securities of the Company. Officers,  directors  and greater  than ten percent shareholders  are  required  by  SEC  regulations  to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's  knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

The Company currently  does  not  pay  any  cash  salaries  to  any officers or directors.

Summary Compensation Table

The  Summary  Compensation  Table  shows  certain compensation information  for services rendered in all capacities for the  fiscal  year  ended  December  31,
2001.   Other than as set forth herein, no executive officer's salary and bonus exceeded  $100,000  in  any of the applicable years.  The following information includes the dollar value  of  base salaries, bonus awards, the number of stock options  granted  and certain other  compensation,  if  any,  whether  paid  or deferred.

                          SUMMARY COMPENSATION TABLE

                         Annual Paid Compensation                        Long Term Compensation
                         -------------------------                      ------------------------
                                                                    Awards                              Payouts
                                                                    --------------------------------------------

                                                           OTHER         RESTRICTED    SECURITIES              ALL
                                                           ANNUAL         STOCK        UNDERLYING     LTIP     OTHER
                               SALARY             BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION
                    YEAR         ($)               ($)      ($)             ($)         SARS (#)      ($)        ($)
NAME AND
PRINCIPAL
POSITION
----------------------------------------------------------------------------------------------------------------------------
William Tay          2001       -0-               -0-      -0-             -0-           -0-          -0-       -0-
(President,         (12/31)
 Treasurer,
 Secretary)

                                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                               (INDIVIDUAL GRANTS)

                              NUMBER OF SECURITIES      PERCENT OF TOTAL
                                 UNDERLYING            OPTIONS/SAR'S GRANTED
                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                             GRANTED (#)              YEAR                    ($/SH)                  EXPIRATION DATE
-------------------------------------------------------------------------------------------------------------------------
William Tay                         None                     N/A                     N/A                       N/A

                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                  AND FY-END OPTION/SAR VALUES

                                                                                               Value of Unexercised In
                                                                     Number of Unexercised      The-Money Option/SARs
                         Shares Acquired                             Securities Underlying       At FY-End ($)
                              On                  Value             Options/SARs At Fy-End (#) Exercisable/Unexercisable
Name                        Exercise (#)          Realized ($)      Exercisable/Unexercisable
------------------------------------------------------------------------------------------------------------------------
William Tay                  N/A                    N/A                         None                       N/A

                                  SIGNATURES

In accordance with  Section  13  or  15(d)  of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  September 19, 2002                    BLUESTAR ENTERPRISES, INC.

                                              By: /s/ William Tay
                                              ---------------------------------
                                              William Tay, President